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February 11, 2013

VIA ELECTRONIC TRANSMISSION	Laura Lanza Tyson TEL +1 512 322 2556 FAX +1 512 322 8377 laura.tyson@bakerbotts.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1

Tallgrass Energy Partners, LP

Ladies and Gentlemen:

On behalf of our client, Tallgrass Energy Partners, LP (the “Partnership”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Partnership pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) for non-public review by the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement submitted herewith relates to the initial public offering of the Partnership’s common units. A copy of the Registration Statement has been attached to our email as a text searchable PDF file, labeled “TEP Form S-1.”

Pursuant to Title 1, Section 101 of the JOBS Act, the Partnership is an “emerging growth company” that had total annual gross revenues of less than $1 billion during its most recent fiscal year ended December 31, 2012. Therefore, the Partnership is permitted to make this confidential submission of the Registration Statement for review by the staff of the Commission, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Partnership conducts a road show, as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations. In addition, for so long as the Partnership is an “emerging growth company,” the Partnership is exempt from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

We hereby notify the Commission that the Partnership intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, as allowed by Section 107(b)(1) of the JOBS Act, for the adoption of new or revised accounting standards as applicable to emerging growth companies. By making this irrevocable election, the Partnership will not be required to comply with any new or revised financial accounting standard until such time that a company that does not qualify as an “issuer” (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standards.

The financial statements included in the Partnership’s Registration Statement are consistent with the financial statement presentation described in the Partnership’s letter dated January 21, 2013 to the Office of the Chief Accountant. On January 30, 2013 Mark C. Shannon, Associate Chief Accountant, Division of Corporate Finance with the Securities and Exchange Commission, confirmed that they would not object to the Partnership’s proposed financial statement presentation.

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Please direct any questions with respect to this confidential submission to the undersigned at (512) 322-2556 or laura.tyson@bakerbotts.com, or to George E. Rider, the Partnership’s Executive Vice President, General Counsel and Secretary, (913) 928-6060 or george.rider@tallgrassenergylp.com.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Laura L. Tyson
Laura L. Tyson

LLT:jr

Enclosures

cc:	George E. Rider

David G. Dehaemers, Jr.

Gary Brauchle

Tallgrass Energy Partners, LP

David Palmer Oelman

Sarah K. Morgan

Vinson & Elkins